Exhibit 99.1

NEWS RELEASE

NEWS RELEASE: via
The Canadian Custom Disclosure Network and SEDAR

NORTH AMERICAN ENERGY PARTNERS’ CORPORATE CREDIT
RATING RAISED BY STANDARD & POOR’S

 Rating Improves to ‘B+’ on Strong Market Position and Improved
Credit Profile

Acheson, Canada, December 13, 2007/Marketwire/ - North American Energy Partners Inc. (“NAEP” or “the company”) (TSX: NOA) (NYSE: NOA) announced today that its corporate credit rating was raised by Standard & Poor’s (S&P) Rating Services from ‘B’ to ‘B+’ and senior unsecured debt rating to ‘B-‘ from ‘CCC+’ following a review of the Company’s current and prospective business risk and financial risk profiles.

“We are very pleased that Standard and Poor’s has upgraded our credit rating,” said Rod Ruston, President and Chief Executive Officer of NAEP. “S&P’s report cited our strong market position in servicing oil sands projects, the robust environment for our services, the improved risk profile of our contract mix and our improved credit profile following our IPO.”

“We have focused on ensuring we have the people, processes and strategies in place to achieve sustainable, profitable growth,” added Ruston. “This upgrade by S&P recognizes the work we have been doing and credits us with having the right focus and achieving the expected results.”

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North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca